                                                         DIRECT: +1.213.689.5128
                                                               RFRANDSEN@SSD.COM






October 19, 2004


VIA E-MAIL

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
450 5th Street
Washington, D.C. 20549

RE:   CHEMOKINE THERAPEUTICS CORP.
      FORM SB-2 REGISTRATION STATEMENT
      FILE NO. 333-117858

Dear Mr. Riedler:

         We have received your letter of September 20, 2004, commenting on the Registration Statement on Form SB-2 filed by Chemokine Therapeutics Corp. ("Chemokine"). We have reviewed it carefully and we have modified the filings in response to your comments. Our specific responses to each comment are set forth below. We have used the same numbering sequence as set forth in your letter to make your review of our response easier to follow. However, since the pagination has changed, the page numbers refer to the pages in the revised prospectus. Finally, we are furnishing seven marked copies of the amendment to expedite your review.


Comments Applicable to the Entire Document

         1. The amended registration statement contains updated interim financial statements in accordance with Item 310(g) of Regulation S-B.

Jeffrey P. Riedler
October 19, 2004
Page 2



         2. In this paragraph, we explain why Chemokine has filed the Registration Statement with the Securities and Exchange Commission ("SEC").

         (a) Chemokine is a Delaware corporation. Chemokine currently has approximately 210 shareholders and $1,062,744 in assets. Upon the closing of the public offering, Chemokine anticipates having more than 500 shareholders and more than $10 million in assets. Accordingly, Chemokine would then be required to register under section 12(g) of the Exchange Act.

         (b) Chemokine completed a private offering under Regulation S in May 2004. Chemokine is now registering these shares so that the holders of the shares subject to the Regulation S offering restrictions may resell their shares into the public market without further restrictions.

         (c) Although the offering will be handled by Canaccord, a Canadian underwriter, Chemokine contemplates that one or more U.S. broker-dealers might want to participate in the offering. If this eventuality occurs, then Chemokine will amend the Registration Statement accordingly.

         (d) Finally, U.S. shareholders desire that Chemokine register with the SEC and become a 1934 Act reporting company. For those shareholders who have held their shares a sufficient length of time, then liquidity under Rule 144 becomes possible.

         (e) Canaccord, the Canadian broker-dealer, has encouraged Chemokine to register the shares with the SEC.

         Taking these factors into account, Chemokine believes it is advantageous to file a Registration Statement on Form SB-2, followed by the 1934 Act registration on Form 8-A.

         3. We have carefully considered the guidance in Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" in respect of determining the company's functional currency. Based on the following factors, we have made the judgment that it is in its best commercial interests to use the U.S. dollar as its functional currency.

     o   The company is a Delaware corporation.

     o   The company has entered into several agreements with U.S. companies.

     o The majority of the company's suppliers and vendors are based in the U.S.

     o   The major market for the company's products will be the U.S.

     o   The company has many U.S. shareholders.

     o Canadian investors are familiar with companies listed on Canadian exchanges using the U.S. dollar as the functional currency.


         4. We will include this information by amendment prior to circulating the "red herring" prospectus.

Jeffrey P. Riedler
October 19, 2004
Page 3



         5. Chemokine does not intend to use any graphic, photographic or artistic materials in the prospectus, other than Chemokine's logo.

         6. We have included the financial statements physically within the prospectus.

         7. We have deleted the Glossary and we are not using capitalized words as terms of art.

         The offering must be cleared with the British Columbia Securities Commission as well. British Columbia has certain requirements that Chemokine will meet with separate items of disclosure. In Canada, this additional disclosure is often called the "Canadian wrap", since it "wraps around" the prospectus contained in the U.S. Registration Statement. The Canadian wrap will be used in Canada only, and not in the United States. Chemokine intends to include a glossary and a more technical discussion of Chemokine's technology in the Canadian wrap for use with Canadian investors only, but not in the United States. We anticipate that at least one U.S. broker-dealer might participate in the offering, but the U.S. investors will not receive the Canadian wrap.

         8. We have reviewed the prospectus and we have eliminated all terms that we believe are "jargon". Chemokine is a technology-based company, and a proper understanding of the Chemokine's business requires some familiarity with technology and technical terms. We have defined each term in the prospectus when it is first used.

         9.       We have eliminated the use of the term "MRRS Document".

Calculation of Registration Fee - page 3 of Registration Statement

         10. We have calculated the registration fee as follows, taking into account the response to comment #12:

SHARES TO BE REGISTERED ON FORM SB-2 AT CANADIAN $1.20 PER SHARE


                                                                                Number of
                                                                                shares or
                                                                                 warrants         Amount US$       Filing Fee
                                                                                ---------       --------------     ----------
Primary offering of 15,000,000 common shares with greenshoe of
2,250,000 common shares                                                         17,250,000      $16,387,500.00      $2,076.30

Common shares issued in May 6, 2004, Regulation S Offering                       1,697,715       $1,612,829.25        $204.35

On behalf of selling shareholders, warrants to purchase 1,697,715
common shares issued in May 6, 2004, in a Regulation S Offering                  1,697,715         $475,360.20         $60.23

On behalf of selling shareholders, common shares to be issued upon exercise of warrants to purchase 1,697,715 common shares issued in May
6, 2004, Regulation S offering                                                   1,697,715       $1,358,172.00        $172.08

On behalf of selling shareholder, common shares issued to Canaccord
Capital Corporation as compensation in connection with May 6, 2004,
Regulation S offering                                                              528,977         $502,528.15         $63.67

Jeffrey P. Riedler
October 19, 2004
Page 4




                                                                                Number of
                                                                                shares or
                                                                                 warrants         Amount US$       Filing Fee
                                                                                ---------       --------------     ----------
On behalf of selling shareholder, warrants to purchase 664,794 common shares issued to Canaccord Capital Corporation as compensation in May
6, 2004, Regulation S Offering                                                     664,794         $186,142.32         $23.58

On behalf of selling shareholder, common shares to be Issued up
Exercise of Warrants to purchase 664,794 common shares issued to
Canaccord Capital Corporation as compensation in May 6, 2004,
Regulation S Offering                                                              664,794         $531,836.00         $67.38

Warrants to purchase 1,380,000 common shares to be issued to our
selling agents in connection with this offering                                  1,380,000         $276,000.00         $34.97

Common Shares to be issued to our selling agents upon exercise of warrants to purchase 1,380,000 common shares to be issued to our
selling agents in connection with this offering                                  1,380,000       $1,311,000.00        $166.10

Warrants to be issued to The Equicom Group for investor relations
consulting in connection with this offering                                         60,000          $14,400.00          $1.82

Common shares to be issued upon exercise of warrants to be issued to
The Equicom Group for investor relations consulting in connection with
this offering                                                                       60,000          $57,000.00          $7.22

Warrants to be issued to Pharmaceutical Product Development, Inc., upon
the closing of this offering                                                       500,000         $150,000.00         $19.01

Common shares to be issued upon exercise of warrants to be issued to
Pharmaceutical Product Development, Inc., upon the closing of this
offering                                                                           500,000         $475,000.00         $60.18

Common shares to be issued to Canaccord Capital Corporation as a
corporate finance fee for financial consulting                                     100,000          $95,000.00         $12.04
                                                                                ----------      --------------      ---------
TOTAL                                                                           28,181,711      $23,432,767.92      $2,968.93

Conversion rate ($0.7950 per $1CDN)
FILING FEE COMPUTED AT $127.30 PER $1,000,000


         11. We have reformatted the registration fee table in response to your comments.

         12. We have amended the registration statement to include on behalf of the selling shareholders the shares and warrants issued in the May 6, 2004, Regulation S offering, together with the shares to be issued upon exercise of the warrants.

         13. We are registering as a primary issuance both the warrants to be issued to Pharmaceutical Product Development, Inc., upon the closing of this offering and the common shares issuable upon the exercise of the warrants.

         14. We have moved the information in former footnote 6 to "Agent's Commission".

Jeffrey P. Riedler
October 19, 2004
Page 5



         15. We have now submitted the underwriting agreement to the NASD for its review. Initially, we were unsure whether any U.S. broker-dealer would participate in the distribution. We now believe that one or more U.S. broker-dealers will participate in the distribution and we have submitted the agreements for review.


Prospectus Cover Page

         16. We have removed all information not otherwise required by Item 501 of Regulation S-B, except that we have retained the information about the exchange rate. We believe this information is useful and relevant for U.S. and Canadian investors, and is relevant to the table setting forth the amounts in Canadian dollars.

         17. We have revised the cover page to indicate that there are selling shareholders and to describe the number of shares and warrants to be sold and where the shares will be traded.

         18.      We have deleted virtually all parenthetical phrases.

         19. The term "commercially reasonable efforts offering" is the term commonly used in Canada by underwriters in an offering that is not a firm underwriting. The typical term in the U.S. would be "best efforts" underwriting. The phrase means that Canaccord will take all commercially reasonable steps to sell the shares to investors, but that Canaccord is not conducting a firm underwriting and is not obligated to buy any shares from the Company. We have added an explanation of this term to the prospectus.

         20. We have made the page more visually appealing and easier to read. We have highlighted the cross reference to the risk factors disclosure.


Glossary - page 2 of the Prospectus

         21. We have deleted the glossary from the prospectus and we have eliminated the use of capitalized terms. We have eliminated highly technical terms in the prospectus.


Forward-Looking Statements - page 5 of the Prospectus

         22.      We have deleted the section with the heading "Industry Data".

         23. We have deleted the section relating to the completeness and accuracy of the information.


Summary of our Offering - page 2 of the Prospectus

         24. We have eliminated the all capital letters style of the introductory paragraph.

         25. We have deleted the second sentence of the introductory paragraph. We have deleted references to risk factors and financial statements in the last sentences of the introductory paragraph.

Jeffrey P. Riedler
October 19, 2004
Page 6


Our Business - page 2 of the Prospectus

         26. We have reformatted the summary to break the text into more readable paragraphs. We have used subheadings to guide the reader.

         27. We have clarified the disclosure to describe where we seek to approval of our products and we have clarified the meanings of the terms "Phase I", "Phase II" and the like.

         28. We have clarified that the results of our clinical trials in other countries may be used for regulatory approval in the United States.

         29. We are forwarding to you in an accompanying envelope copies of all documents mentioned in the prospectus, marked to show the information cited and its location in the prospectus.

         30. We describe the side effects in the case where natural chemokines might be used as therapeutic drugs.

         31. We have revised the disclosure to clarify how the information relates to our products.


Overview of the Offering - page 5 of the Prospectus

         32.      We have deleted the reference to market stabilization.

         33. We have revised this section of the prospectus to discuss the shares and warrants that may be sold by the selling shareholders, including the number of shares that might be issued in the future, including shares issued pursuant to outstanding warrants, options and other convertible securities.

         34. We have clarified that the shares owned by Pacific Medical Corp. are not included in the registration statement. We have disclosed that Pacific Medical Corp. is an affiliate of Dr. Hassan Salari.

         35. We have revised the disclosure to indicate that the offering will terminate after 90 days.


Risk Factors - page 7 of the Prospectus

         36.      We have deleted the reference to immaterial risks.

         37. We have rewritten the risk factors section in accordance with your comment.

         38. We have deleted the phrases "we cannot assure you that . . ." and similar phrases.

         39. We have rewritten the risk factors so that the direct relevance to the company may be more easily understood.

Jeffrey P. Riedler
October 19, 2004
Page 7



         40. We have included a risk factor that our research and development and general and administrative expenses will increase after the offering.

         We are at an early stage of development . . ., page 10 of the Prospectus


         41. We have revised the risk factor to state that we will be unable to generate any revenue for the foreseeable future.

         We will require substantial additional funds . . ., page 11 of the Prospectus


         42. We have revised this risk factor to disclose how long current resources and the proceeds of the offering will last, for both the minimum offering and the maximum offering.

         We may be required to obtain licenses from third parties . . ., page 11 of the Prospectus

         43. We have clarified the risk factor relating to potential infringement of intellectual property rights.

         The manufacturing and marketing of human pharmaceutical products . . ., page 12 of the Prospectus


         44. We are not aware of any proposed change to existing rules and regulations.

         We have not yet introduced any products and have no manufacturing or marketing experience . . ., page 12 of the Prospectus


         45. We have removed the discussion of the limited supply of materials from the risk factors of the prospectus, since the company believes its business will not be limited by supply constraints.

         46. The company is not dependent on any sole-source supplier. The company does not use supply agreements, but simply submits purchase orders to its vendors. We have clarified how this risk factor affects both clinical trials and potential commercial production.

         We are dependent on certain members of our management and scientific staff . . ., page 13 of the Prospectus


         47. We have revised this risk factor to disclose that the company is dependent only on Dr. Hassan Salari. Other personnel may be replaced without jeopardizing the company.

         Our business exposes us to potential product liability risks . . ., page 9 of the Prospectus


         48. We have revised this risk factor to disclose that the company carries liability insurance for its clinical trials.

Jeffrey P. Riedler
October 19, 2004
Page 8



         49. We have revised this risk factor to disclose the amount of liability insurance for clinical trials carried by the company.

         We have not paid any dividends since incorporation . . ., page 13 of the Prospectus


         50. We have revised this risk factor to clarify the risks that are the consequence of the company not paying dividends.

         Dr. Hassan Salari is indirectly the controlling shareholders . . ., page 13 of the Prospectus


         51. Dr. Salari does not hold any of the shares that he beneficially owns in his own name. Dr. Salari and his family own Pacific Medical Corporation, which in turn owns 6,000,001 shares of the company's common stock. Dr. Salari holds vested options on 240,000 shares as of 60 days from the date of this prospectus. He receives additional options on 30,000 shares on a monthly basis. The options have not yet been exercised.

         Sales of our common shares which are presently owned . . ., page 14 of the Prospectus


         52. We have revised the disclosure to indicate when the shares will be released from escrow.

         53. We have deleted the statement that directors and officers have no fiduciary duty to shareholders when they sell their shares into the market.

         Overhang of common shares on the exercise of warrants . . ., page 14 of the Prospectus


         54. Please see the discussion under comment 12, above. We have revised the disclosure to indicate that the company intends to keep the registration current for 18 months, and if the registration statement is not kept current, then the shares and warrants may not be resold unless an exemption is available.


Use of Proceeds, page 16 of the Prospectus

         55. We have replaced "UBC" with "University of British Columbia", except where the context reads better using UBC, such as where it is used more than once in the same paragraph.


Market for our common shares, page 18 of the Prospectus

         56. We have identified the Toronto Stock Exchange as the exchange where the shares will be traded.


Selling Shareholders, page 20 of the Prospectus

         57. We have revised the table to include shares subject to warrants in the column for total shares owned, with the shares subject to warrants set forth in parenthesis.

Jeffrey P. Riedler
October 19, 2004
Page 9



         58. We have revised the table to include the name of the natural person that holds or controls the dispositive and voting rights of the shares.

         59. None of the selling shareholders are broker-dealers, other than Canaccord. Canaccord has been previously identified as an underwriter on the cover page of the prospectus.

         60. None of the selling shareholders are affiliates of broker-dealers.

         61.      Please see the response to item 12 above.


Plan of Distribution, page 22 of the Prospectus

         62. There is no plan of distribution for the selling shareholders. We have disclosed that Canaccord is not acting on behalf of any selling shareholder. We have added the statement that selling shareholders will have the responsibility to find a broker-dealer who is willing to assist them in selling the shares in a secondary market transaction.

         63.      Please see the discussion under item 19.

         64. We have revised the statement to make clear the meaning of the term "greenshoe option".

         65. The company is registering the shares to be issued to Canaccord upon the exercise of the warrants. If the offering closes, then the warrants will be immediately outstanding since the warrants will be issued as part of the underwriter's compensation.

         66. We have revised the paragraph to use bullet points to separate the various items mentioned.


Business of Chemokine Therapeutics Corp., page 25 of the Prospectus

         67. We have revised the prospectus to use only the terms Phase I, Phase II, Phase III, and Phase IV, eliminating other descriptions of the clinical trials.


Our offices and research facilities, page 25 of the Prospectus

         68. We have revised the prospectus to disclose that the company leases space from Salari Enterprises. We are including the lease agreement as an exhibit with this amendment to the registration statement.

         69. We have deleted any reference to "Canadian controlled private company". We have quantified Dr. Salari's beneficial ownership of Globe Laboratories.

         70. We have added a disclosure the company is not dependent on any of the institutions mentioned and that the terms are not material. The company could replace any institution with one for a large number of other institutions that are willing to participate in such collaborations.

Jeffrey P. Riedler
October 19, 2004
Page 10



         71. The company is not substantially dependent on these contracts and we have not filed copies of the agreements.


Our relationship with Pharmaceutical Products Development, Inc., page 27 of the Prospectus

         72. We have included a disclosure of the expiration date of the agreements and the termination provisions.


Our relationship with the University of British Columbia, page 28 of the Prospectus

         73. We have revised the prospectus to describe all expiration and termination provisions.

         74. We have revised the prospectus to describe all payments made to date.


Drug Discovery Capabilities, page 28 of the Prospectus

         75. The company is currently engaging in all of the activities described.


Competition for CTCE-9908, page 32 of the Prospectus

         76. The survey of product candidates in development was not commissioned by the company. We have supplementally provided you with a copy of this survey. See item 29.


Intellectual Property, page 37 of the Prospectus

         77. We have revised the table to indicate the expiration date of each patent.


Management Discussion and Analysis

Research and Development, page 41 of the Prospectus

         78. We have included in the MD&A discussion the information that you have requested concerning our major research and development projects.


Certain Relationships and Related Transactions, page 65 of the Prospectus

         79. We have revised the disclosure to indicate that each of the transactions is on terms as favorable as terms could have been obtained from unrelated third parties.

         80. We have revised the disclosure to disclose Dr. Salari's beneficial ownership percentage in Globe Laboratories, Inc., Pacific Medical Corp. and Salari Enterprises Ltd. Other beneficial owners of these companies are the immediate family members of Dr. Hassan Salari and are not affiliates of the company, other than through the relationship with Dr. Salari.

Jeffrey P. Riedler
October 19, 2004
Page 11


Item 26. Recent Sales of Unregistered Securities, page 69 of the Prospectus

         81. We have revised this discussion so that for each offering, the information is clearly set forth.

         82. We are providing the analysis why several of the offerings should not be integrated.

         (A) We have deleted the description of the shares issued between March 2001 and July 2001 since the shares were issued more than three years ago.

         (B) The common shares issued between September 2001 and May 2002 were issued in a private placement under section 4(2) at a per share price of $1.25. Each investor was an accredited investor.

         (C) The common shares issued between May 2002 and December 2002 were issued as units, each unit price at $1.25 per unit. Each unit consisted of one share of common stock and one warrant to purchase one share of common stock for $1.25 for a period of five years. Each investor was an accredited investor. This offering should not be integrated with the prior offer of common stock since the security offered, a unit consisting of a share of common stock and a warrant, differs from common stock alone.

         (D) The common shares issued between May 2003 and March 2004 were issued to accredited investors at $1.35 per share under section 4(2). This offering should not be integrated with the May 2002 to December 2002 unit offering since the common stock is a different security than the unit, and offered at a different price.

         (E) The May 2004 offering was conducted under Regulation S and all offers were made to Canadian residents. Further, the offering consisted of units, priced at CDN$0.70. The units consisted of one share of common stock and one warrant to purchase a share of common stock at CDN$1.00. Accordingly, this offering should not be integrated with the May 2003 to March 2004 offering. The securities offered were different and an offering under Regulation S is not integrated with a section 4(2) offering.

         (F) All of the investors in the offerings described in subparagraphs (B)-(D) were accredited investors. The offerings were conducted in accordance with section 4(2) of the Securities Act of 1933, as amended, and in accordance with Rule 506 of Regulation D.


Financial Statements for the Three Months Ended March 31, 2004

4. Stock Purchase Warrants, page F-29 of the Prospectus

         83. The recipients of the stock purchase warrants were offered the warrants on terms that Chemokine believed were fair and reasonable in the totality of the circumstances. We believe that the recipients agreed, since they voluntarily engaged in the transactions.

Jeffrey P. Riedler
October 19, 2004
Page 12


The fair value of the stock purchase warrants were estimated at the time they were awarded, using the Black-Scholes option pricing model. The parameters used were: exercise price of US$1.50, fair value of underlying common shares of US$1.35, volatility of approximately nil, term of 3 years, risk-free interest rate of 2.69% and annual dividend yield of nil. These parameters yielded a fair value of nil. Chemokine believes the US$0.15 spread between the exercise price and fair value is sufficiently large, in this specific case, to yield this result.

Chemokine applies the same model and similarly determined parameters for each award of stock options or stock purchase warrants. In past stock option awards Chemokine has generally set the exercise price by reference to the currently determined fair value of the underlying common shares. In these cases, the model generally yields a fair value of greater than nil, as outlined in the comment, due to the lack of spread between exercise price and fair value, and also due to the longer expected lives normally attributed to stock option awards.


6. Subsequent Events

         84.      We supplementally inform the Staff that the cancellation of
1.3 million options and the granting of certain of the 1.8 million options represents a replacement as defined by Financial Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation" ("FIN 44"). The Company believes that it has followed the required accounting and disclosures as required by FIN 44 in the second quarter of 2004 relating to these stock options.


Financial Statements for the Year Ended December 31, 2003

General

         85. We have provided a typed signature of our independent auditor on the audit report and on the consent in accordance with Item 302 of Regulation S-T.

         Thank you for your efforts in reviewing the Registration Statement. We would appreciate your most expeditious reply. If you have questions or comments about any matter in this letter, please call me directly or send me an email. I will reply promptly.

Jeffrey P. Riedler
October 19, 2004
Page 13


                                        Sincerely,

                                        SQUIRE, SANDERS & DEMPSEY L.L.P.



                                        Russell M. Frandsen


CC:    Dr. Hassan Salari, Chemokine Therapeutics Corp.
       Mr. David Karp, Chemokine Therapeutics Corp.
       Ms. Mary Fraser, Securities and Exchange Commission
       Mr. Todd Sherman, Securities and Exchange Commission
       Mr. James Rosenberg, Securities and Exchange Commission